ELLIOT H. LUTZKER

                                                        885 Third Avenue
                                                        Suite 2800
                                                        New York, NY 10022
                                                        Main (212) 451-2900
                                                        Fax (212) 451-2999
                                                        elutzker@rc.com
                                                        Direct (212) 451-2906

                                                        Also admitted in Florida

                                                              July 18, 2005

Via Federal Express

Ms. Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:   Ocean West Holding Corporation
      Preliminary Information Statement filed April 29, 2005
      File No. 0-49971

Dear Ms. Livingston:

      In connection with the above-referenced matter and on behalf of our client Ocean West Holding Corporation (the "Company"), this is in response to your letter to Joseph A. Cosio-Barron of Consumer Direct of America ("CDA"), dated May 13, 2005. As set forth in the Company's Schedule 14f-1/A dated June 30, 2005, CDA is no longer a controlling shareholder of the Company. We will address your comments in the order in which they appear in your letter. Wherever reference is made to the "Amended Schedule 14C," it refers to the amended Scheduled 14C filed on this date and annexed hereto as Exhibit A.

Information Statement

General

      Comment 1.

      The Execution of the Securities Exchange Agreement and Plan of Reorganization dated as of April 14, 2005 (the "Exchange Agreement"), did not require shareholder approval and thus was not disclosed in the original Schedule 14C filed on April 29, 2005.

Ms. Jessica Livingston
July 18, 2005
Page 2

      However, the Exchange Agreement was disclosed in the Company's Form 8-K/A dated June 10, 2005, and the Exchange Agreement by and among the Company, InfoByPhone, Inc. and the shareholders of InfoByPhone ("Exchange Agreement") was filed as Exhibit 10.1 to the Company's Form 8-K for June 6, 2005. Pursuant to this Exchange Agreement, the Company acquired InfoByPhone, a Delaware corporation (the "Acquisition"), pursuant to which InfoByPhone became a wholly-owned subsidiary of the Company, as the Company acquired (i) all of the issued and outstanding shares of common stock of InfoByPhone in exchange for an aggregate of 6,000,000 shares of authorized, but unissued, shares of common stock, par value $0.01 of the Company.

      Vertical Capital Partners, Inc. ("Vertical"), which acted as finder in the Transaction, received an aggregate of 500,000 shares of the Company's Common Stock. Giving effect to such issuances, the holders of interests in InfoByPhone, together with Vertical, hold an aggregate of more than 50% of the outstanding Common Stock of the Company on a fully-diluted basis.

      Pursuant to the terms of the Exchange Agreement, the old board of directors of the Company, consisting of Marshall L. Stewart, and Daryl Meddings resigned, effective on July 18, 2005, when 10 days have passed after an Information Statement has been mailed and delivered to all of the Company's stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Section 14f-1 promulgated thereunder. Prior thereto, Darryl Cohen and Alan Smith have become members of the Board, and following the 10-day period Sandro Sordi was also appointed to the board. Such three directors will comprise the entire Board of Directors of the Company (collectively, the "Designated Directors"). In addition, the Exchange Agreement provides that all officers of the Company shall resign and be replaced by individuals designated by InfoByPhone. InfoByPhone designated Darryl Cohen to serve as chief executive officer and interim principal financial officer.

      The Company conducted a private placement offering (the "Offering"), to certain accredited investors of equity securities of the Company (the "Securities") in the aggregate minimum purchase amount of 2,500,000 shares of the Company at $.30 per share for an aggregate minimum purchase price of $750,000 and the aggregate maximum purchase amount of 10,666,666 shares at $.30 per share for an aggregate maximum purchase price of $3,200,000 as amended. As of the date hereof, all such gross proceeds had been received by the Company.

      InfoByPhone is a communications technology company that provides users of handheld cellular devices with access to information regardless of location through its AskMeNow(TM) Service (the "Service"). The Service is a new mobile information content service users of any mobile device with text messaging/SMS or email capability, can use to call, email, or text message (SMS) questions. An answer is then text messaged or e-mailed back to the consumer's mobile device, usually within a matter of minutes.

Ms. Jessica Livingston
July 18, 2005
Page 3

      Pursuant to the Exchange Agreement referenced above, the Company issued an aggregate of 6,000,000 shares of its Common Stock to 38 shareholders of InfoByPhone. The shares were issued pursuant to the exemption from registration provided by Section 4(2) of the Exchange Act. The shareholders were provided with information concerning the Company and had the opportunity to ask questions about the Company. The shares of common stock issued to the shareholders contain applicable legends restricting transfer absent registration or exemption.

InfoByPhone, Inc.

      Comment 2.

      The expanded disclosure responsive to this request is included in the Amended Schedule 14C, annexed hereto as Exhibit A.

Ocean West Enterprises, Inc.

      Comment 3.

      As disclosed in Section 10.12 of the Exchange Agreement, the Company agreed to spin-off or sell, or enter agreements to spin-off or sell, any Subsidiary (or its assets), in a transaction in which the purchaser or transferee of such Subsidiary shall indemnify and hold both the Company and the Surviving Corporation harmless from any and all liabilities arising out of the business or operations of such Subsidiaries and/or the transaction transferring the ownership thereof to a third party.

IBP Private Equity Offering

      Comment 4.

      The documents responsive to this request are included herewith on a supplemental basis. The private placement was conducted by the Company rather than InfoByPhone.

Ms. Jessica Livingston
July 18, 2005
Page 4

      Comment 5.

      This comment has been responded to under "Ocean West Private Equity Offering").

      Comment 6.

      See Response to Comment 1.

      Comment 7.

      This statement has been deleted from the Shareholder letter on page 1 of the Information Statement.

Item 14. Mergers, Consolidations, Acquisitions and Similar Matters - Schedule
14A

      Comment 8.

      See Response to Comment 1.

Background of the Transaction

      Comment 9.

      This comment has been complied with.

The Boards' Reasons for Engaging in the Transaction

      Comment 10.

      See Response to Comment 1.

Tax-free Reorganization

      Comment 11.

      We have deleted the sentence "The transaction is expected to be treated as a tax-free reorganization for federal income tax purposes". Instead, the Information Statement states that "As disclosed in Section 2.2 of the Exchange Agreement, the parties intend that the transactions under this Agreement qualify as a tax-free re-organization under Section 368(a) (1) (B) of the Code." They relied on their own counsel and no opinion was issued.

Ms. Jessica Livingston
July 18, 2005
Page 5

Registration of up to 12,666,666 shares of common stock

      Comment 12.

      See last paragraph of response to Comment 1.

      We believe that the foregoing is responsive to your request. Please let me know if you have any questions or if you wish to discuss this matter with the undersigned please do not hesitate to call me at (212) 451-2906.

                                                Very truly yours,

                                                ROBINSON & COLE LLP

                                                Elliot H. Lutzker

cc:   Darryl Cohen
      President and Chief Executive Officer

EHL/mab
Encls.